SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 4, 2023

CHINA SOUTHERN AIRLINES COMPANY LIMITED

68 Qi Xin Road

Guangzhou, 510403

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

China Southern Airlines Company Limited (the “Company”) published the following announcements on August 3, 2023 on the Hong Kong Stock Exchange’s website at:

https://www1.hkexnews.hk/listedco/listconews/sehk/2023/0803/2023080301940.pdf, in relation to (1) poll results of the second extraordinary general meeting of 2023, 2023 first class meeting for holders of A shares and 2023 first class meeting for holders of H shares; and (2) appointment of directors; and

https://www1.hkexnews.hk/listedco/listconews/sehk/2023/0803/2023080301942.pdf, in relation to list of directors and their roles and functions.

The announcements in English are included as exhibits to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Chen Wei Hua and Liu Wei
Name:	Chen Wei Hua and Liu Wei
Title:	Joint Company Secretaries

Date:	August 4, 2023